UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2009
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits Index
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10

Exhibits Index

99.1	Note Purchase Agreement, dated April 16, 2009, between Victoria Square Ventures Inc. and the Company.

99.2	Note Purchase Agreement, dated April 16, 2009, between Vitus Investments III Private Limited and the Company.

99.3	Board Representation Agreement, dated April 16, 2009, between Victoria Square Ventures Inc. and the Company.

99.4	Board Representation Agreement, dated April 16, 2009, between Vitus Investments III Private Limited and the Company.

99.5	Secured Convertible Note of the Company, dated April 16, 2009, payable to Victoria Square Ventures Inc.

99.6	Secured Convertible Note of the Company, dated April 16, 2009, payable to Vitus Investments III Private Limited.

99.7	Amended and Restated Senior Convertible Note, dated April 16, 2009, payable to Iroquois Master Fund Ltd.

99.8	Second Amendment to Indenture, dated April 16, 2009, between The Bank of New York Mellon and the Company.

99.9	Memorandum of Agreement of Amendment to Lease, dated March 31, 2009, between A.R.E. Quebec No. 2, Inc. and the Company.

99.10	Certificate of Amendment, dated April 7, 2009.

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2009	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner
Vice President, General Counsel and Corporate Secretary